UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated July 5, 2022

Item 1

Exercise of Rights and oversubscription by Millicom (TIGO) Directors and Executives

Luxembourg, July 5, 2022 – On May 18, 2022, Millicom International Cellular S.A. ("Millicom") announced the terms of its rights offering. On May 23, 2022, in accordance with the terms of the rights offering, on the basis of their prior share ownership, Millicom’s Directors and Executives received, in aggregate, 537,222 rights to acquire additional shares.

During the subscription period, from and including May 27, 2022 up to and including June 13, 2022, Millicom Directors and Executives exercised, in aggregate 526,140 of their rights (including 100% exercised by Millicom’s CEO), representing an aggregate 98% subscription rate, resulting in their acquiring 368,298 new shares. In addition, Millicom’s Directors subscribed for and acquired 4,500 additional shares (oversubscription). Details of these transactions are available on Millicom’s website.

For further information, please contact

Press: Yocasta Valdez, Group Manager Digital Media & Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 50 million customers, with a fiber-cable footprint of close to 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: July 5, 2022